

October 14, 2010

Mr. John J. Lennon
Chief Financial Officer
American Petro-Hunter, Inc.
17470 North Pacesetter Way
Scottsdale, Arizona 85255

> **Re: American Petro-Hunter, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-22723**

Dear Mr. Lennon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 5

Risks Relating to Our Business, page 5

1.   We note your disclosure, on page 6, under the heading "We are subject to new corporate governance and internal control reporting requirements…" stating that an attestation report on your internal controls from your independent registered public accounting firm is required as part of your annual report for the fiscal year ending December 31, 2009.

However, your disclosure, on page 17, under the heading "Management's Report on Internal Control Over Financial Reporting" states that your report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Please revise your risk factor disclosure as appropriate.

Financial Statements, page F-2

Audit Report, page F-2

2.   We note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information covering the period from January 24, 1996 through December 31, 2008. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission. If this is not feasible, your present auditors should remove the reference to the other auditors in their opinion. Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify the cumulative activity as "un-audited."

Statements of Operations, page F-4

3.   We note you have presented impairment expense in the amount of $765,229 within "Other income and (expense)" in your Statement of Operations for the year ended December 31, 2009. However, according to ASC 360-10-45-5, gains and losses recognized on the disposal of long-lived assets that are not part of a component of an entity should be included in income or loss from operations. Please revise your Statements of Operations accordingly. This issue also applies to your Form 10-Q for the fiscal quarter ended June 30, 2010.

4.   We note that you reported a net loss of $937,194 from discontinued operations from inception to December 31, 2009. Please clarify why you recorded this loss as a component of "Other income and (expense)." Refer to ASC 205-20-45.

Statements of Cash Flows, page F-5

5.   We note your cumulative net loss in the amount of $4,338,864 appears to be net income less the loss from discontinued operations. Please revise your financial statements as necessary to comply with ASC 230-10-45-28 which specifies that entities should reconcile *net income* to cash flows from operations when preparing the statement of cash flows using the indirect method. This issue also applies to your Form 10-Q for the fiscal quarter ended June 30, 2010.

Note 2- Significant Accounting Policies, page F-8

6.   Given the significance to your financial statements of your investments in mineral properties and impairment expense relating to your mineral properties for the fiscal year ended December 31, 2009, please expand your disclosures under this heading to include your policy for the accounting of your oil and gas activities, in accordance with ASC 932-235-50-1, and your policy for estimating impairment of your oil and gas properties. As you may know, you will need to refer to the guidance relating to impairment in paragraphs 8 through 12 of ASC 932-360-35 if you use the Successful Efforts Method and Rules 4-10(c)(3)(A)(1) and 4-10(c)(4) of Regulation S-X if you use the Full Cost Method. This issue also applies to your Form 10-Q for the fiscal quarter ended June 30, 2010.

Note 4- Investments in Mineral Properties, page F-10

7.   We note your disclosure stating that, on May 4, 2009, you entered into a binding Letter of Intent with S&W Oil & Gas, LLC to participate in the drilling for oil in the Poston Prospect #1 Lutters in Southwest Trego County, Kansas pursuant to which you paid $64,536 in exchange for a 25% working interest in the 81.5% net revenue interest in the Poston Prospect, and all of your revenue for the year ended December 31, 2009 was generated by this investment. In addition, we note your balance of "Investments in Mineral Properties" on your Balance Sheet as of December 31, 2009 constitutes approximately 92% of your total assets. Therefore, it appears your oil and gas activities meet the definition of "Significant Activities" according to FASB ASC 932-235-20 requiring the supplemental information in paragraphs 2 through 36 of FASB ASC 932-235-50 to be provided. Please revise your filing to comply with this Standard, as well as the disclosures required by Section 1200 of Regulation S-K, as applicable. If you believe your oil and gas activities do not meet the definition of significant as prescribed by ASC 932-235-20, please provide us with an analysis to support your conclusion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief